UNITED STATES
                        SECURITIES AND EXCHANGE COMMISSION
                              Washington, D.C. 20549

                                   SCHEDULE 13D

                    Under the Securities Exchange Act of 1934


                          Levitz Furniture Incorporated
                                 (Name of Issuer)

                                   Common Stock
                          (Title of Class of Securities)

                                    527482103
                                  (CUSIP Number)

                              John F. Hartigan, Esq.
                           Morgan, Lewis & Bockius LLP
                              801 South Grand Avenue
                          Los Angeles, California  90017
                                  (213) 612-2500

                                     Copy to:

                               David A. Katz, Esq.
                          Wachtell, Lipton, Rosen & Katz
                               51 West 52nd Street
                               New York, NY  10019
                                  (212) 403-1000

           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                   July 1, 1996

             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Sched-ule 13G to report the acquisition which is the subject of this
         Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

         Check the following box if a fee is being paid with the state-ment /X/. (A fee is not required only if the reporting person:
         (1) has a previous statement on file reporting beneficial own-ership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)





                                   SCHEDULE 13D
         CUSIP No. 527482103

         1   NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             Apollo Investment Fund III, L.P.   IRS ID #:  133830527
         _______________________________________________________________
         2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)/ /
                                                                  (b)/ /
         _______________________________________________________________
         3   SEC USE ONLY

         _______________________________________________________________
         4   SOURCE OF FUNDS

                  OO
         _______________________________________________________________
         5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) or (e)                           / /
         _______________________________________________________________
         6   CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware
         _______________________________________________________________
                         7   SOLE VOTING POWER

         NUMBER OF           4,558,132 shares of Common Stock
         SHARES          _______________________________________________
         BENEFICIALLY    8   SHARED VOTING POWER
         OWNED BY
         EACH
         REPORTING       _______________________________________________
         PERSON          9   SOLE DISPOSITIVE POWER
         WITH
                             4,558,132 shares of Common Stock
                         _______________________________________________
                         10  SHARED DISPOSITIVE POWER

         _______________________________________________________________
         11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
             PERSON
                  4,558,132 shares of Common Stock
         _______________________________________________________________
         12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES
                                                                     / /
         _______________________________________________________________
         13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  14.89%
         _______________________________________________________________
         14  TYPE OF REPORTING PERSON
                  PN





                                   SCHEDULE 13D
         CUSIP No. 527482103

         1   NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             Apollo Overseas Partners, III. L.P.  IRS ID #:  980152709
         _______________________________________________________________
         2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)/ /
                                                                  (b)/ /
         _______________________________________________________________
         3   SEC USE ONLY

         _______________________________________________________________
         4   SOURCE OF FUNDS

                  OO
         _______________________________________________________________
         5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) or (e)                           / /
         _______________________________________________________________
         6   CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware
         _______________________________________________________________
                         7   SOLE VOTING POWER

         NUMBER OF           272,916 shares of Common Stock
         SHARES          _______________________________________________
         BENEFICIALLY    8   SHARED VOTING POWER
         OWNED BY
         EACH
         REPORTING       _______________________________________________
         PERSON          9   SOLE DISPOSITIVE POWER
         WITH
                             272,916 shares of Common Stock
                         _______________________________________________
                         10  SHARED DISPOSITIVE POWER

         _______________________________________________________________
         11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
             PERSON
                  272,916 shares of Common Stock
         _______________________________________________________________
         12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES
                                                                     / /
         _______________________________________________________________
         13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  1.04%
         _______________________________________________________________
         14  TYPE OF REPORTING PERSON

                  PN





                                   SCHEDULE 13D
         CUSIP No. 527482103

         1   NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             Apollo (U.K.) Partners, III. L.P.  IRS ID #: 980152708
         _______________________________________________________________
         2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)/ /
                                                                  (b)/ /
         _______________________________________________________________
         3   SEC USE ONLY

         _______________________________________________________________
         4   SOURCE OF FUNDS

                  OO
         _______________________________________________________________
         5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) or (e)                           / /
         _______________________________________________________________
         6   CITIZENSHIP OR PLACE OF ORGANIZATION

                  England
         _______________________________________________________________
                         7   SOLE VOTING POWER

         NUMBER OF           168,952 shares of Common Stock
         SHARES          _______________________________________________
         BENEFICIALLY    8   SHARED VOTING POWER
         OWNED BY
         EACH
         REPORTING       _______________________________________________
         PERSON          9   SOLE DISPOSITIVE POWER
         WITH
                             168,952 shares of Common Stock
                         _______________________________________________
                         10  SHARED DISPOSITIVE POWER

         _______________________________________________________________
         11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
             PERSON
                  168,952 shares of Common Stock
         _______________________________________________________________
         12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES
                                                                     / /
         _______________________________________________________________
         13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  0.64%
         _______________________________________________________________
         14  TYPE OF REPORTING PERSON

                  PN







         Item 1.   Security and Issuer.

                   This Statement on Schedule 13D relates to the Common Stock, par value $.01 per share ("Common Shares"), of Levitz Furniture Incorporated, a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 6111 Broken Sound Parkway, N.W., Boca Raton, Florida, 33487.


         Item 2.   Identity and Background.

                   This Statement is filed jointly by Apollo Investment Fund III, L.P., a Delaware limited partnership ("Fund III"), Apollo Overseas Partners, III. L.P., a Delaware limited partnership ("Overseas Partners"), and Apollo (U.K.) Partners,
         III. L.P., a limited partnership organized under the laws of England ("U.K. Partners"). The foregoing entities are hereinafter referred to collectively as the "Reporting Entities". Each of the Reporting Entities is principally engaged in the business of investment in securities. The principal office of each of the Reporting Entities is c/o Apollo Advisors II, L.P., Two Manhattanville Road, Purchase, New York, 10577.

                   Apollo Advisors II, L.P., a Delaware limited partnership ("Advisors") is the general partner of Fund III and the managing general partner of Overseas Partners and U.K. Partners. Advisors is principally engaged in the business of serving as managing general partner of the Reporting Entities.

                   Apollo Capital Management II, Inc., a Delaware corporation, ("Apollo Capital") is the general partner of Advisors. Apollo Capital is principally engaged in the business of serving as general partner of Advisors.

                   Apollo Management, L.P., a Delaware limited partnership ("Apollo Management"), serves as manager of the Reporting Entities and manages their day-to-day operations.

                   The respective addresses of the principal office of Advisors, Apollo Capital and Apollo Management are c/o Apollo Advisors II, L.P., Two Manhattanville Road, Purchase, New York 10577.

                   Apollo Fund Administration II LDC, a Cayman Islands
         LDC ("Administration"), is the administrative general partner of each of Overseas Partners and UK Partners. Administration is principally engaged in the business of serving as administrative general partner of Overseas Partners and UK
         Partners.  The principal place of business of Administration is







         Apollo Fund Administration II LDC, c/o CIBC Bank and Trust Company (Cayman) Limited, Edward Street, Georgetown, Grand Cayman, Cayman Islands, British West Indies.

                   Apollo Management (UK) Ltd., an English corporation ("Management UK"), is the resident general partner of UK Partners. Management UK is principally engaged in the business of serving as resident general partner of UK Partners. The address of the principal business of Management UK is Hill House, 1 Little New Street, London EC4A 3TR, England.

                   Attached as Schedule I to this Statement is information concerning the Reporting Entities and other entities as to which such information is required to be disclosed in response to Item 2 and General Instruction C to
         Schedule 13D.

                   None of the Reporting Entities, Advisors, Apollo Capital nor any of the persons or entities referred to in
         Schedule I has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.


         Item 3.   Source and Amount of Funds or Other Consideration.

                   The Warrants (as defined in Item 4 below) acquired by the Reporting Entities, which are exercisable for Common Shares (subject to adjustment on the terms set forth in the Warrants), were acquired by the Reporting Entities, together with notes issued by subsidiaries of the Company, in connection with the provision of an aggregate of $35,000,000 in financing to such subsidiaries pursuant to a Credit Agreement, dated as of July
         1, 1996, among Levitz Furniture Corporation, Levitz Furniture Company of the Midwest, Inc., Levitz Furniture Company of the Pacific, Inc., Levitz Furniture Company of Washington, Inc. and John M. Smyth Company as Borrowers (the "Borrowers"), each of the financial institutions initially a signatory thereto, together with those assignees pursuant to Section 11.8 thereof, as Lenders, with Levitz Furniture Corporation as LFC Funds







         Administrator and BT Commercial Corporation, as Agent (the "Credit Agreement").


         Item 4.   Purpose of Transaction.

                   In connection with the provision by the Reporting Entities of financing in the aggregate amount of $35,000,000 (the "Financing") to subsidiaries of the Company under the Credit Agreement, Fund III, Overseas Partners and U.K. Partners received, respectively, 4,558,132, 272,916 and 168,952 warrants to purchase Common Shares ("Warrants") on July 1, 1996. None of the Reporting Entities, as of such date, was the "beneficial owner" of any other Common Shares within the meaning of Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The Warrants acquired by each Reporting Entity, and the Common Shares of which each Reporting Entity is deemed to be the beneficial owner, were acquired in the ordinary course of business for investment purposes and not with the purpose of changing or influencing control of the issuer. Each Warrant is subject to certain terms and conditions, as described therein. Each Warrant is initially exercisable for one Common Share at an exercise price of $4.15. Both the exercise price and the number of Common Shares issuable upon exercise of each Warrant are subject to adjustment pursuant to antidilution and other adjustment provided in the Warrants. The Warrants expire by their terms five years from the date of issuance. The terms of the Warrants received by the Reporting Entities are identical. The foregoing summary of the Warrants is qualified in its entirety by reference to the Warrant received by Fund III, the Warrant received by Overseas Partners, and the Warrant received by U.K. Partners, the full text of each of which is filed as Exhibits 1, 2, and 3 hereto, respectively, and are incorporated herein by this reference.

                   In connection with the Financing, the Company entered into a letter agreement (the "Letter Agreement") with Fund III pursuant to which the Company agreed that, for so long as Fund III and/or its affiliates beneficially own specified numbers of Common Shares (including, for such purpose, Warrants and other securities exercisable for or convertible into Common Shares), the Company will, if Fund III at any time requests, cause one representative designated by Fund III to be elected to the Board of Directors of the Company. The foregoing summary of the Letter Agreement is qualified in its entirety by reference to the Letter Agreement, the full text of which is filed as







         Exhibit 4 hereto and incorporated herein by this reference. As of the date of this Statement, Fund III has not designated a representative to the Company Board.

                   The Reporting Entities may change any of their current intentions, acquire additional Common Shares or other securities of the Company or sell or otherwise dispose of all or any part of the Common Shares beneficially owned by it, or take any other action with respect to the Company or any of its debt or equity securities in any manner permitted by law. Except as disclosed in this Item 4, the Reporting Entities have no current plans or proposals which relate to or would result in any of the events described in Items (a) through (j) of the instructions to Item 4 of Schedule 13D.


         Item 5.   Interest in Securities of the Issuer.

              (a) The Reporting Entities acquired beneficial ownership of the Common Shares to which this Statement relates in connection with the consummation of the Financing, as a result of which the Reporting Entities acquired the Warrants.

                   As of the date of this Statement, as a result of their respective ownership of 4,558,132, 272,916 and 168,952 Warrants, Fund III, Overseas Partners, and U.K. Partners beneficially own 4,558,132, 272,916 and 168,952 Common Shares, respectively, representing 14.89%, 1.04% and 0.64%, respectively, of the outstanding Common Shares, calculated in accordance with Rule 13d-3.

              (b) The number of Common Shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or direct the disposition, or shared power to dispose or direct the disposition for the Reporting Entities is set forth in the cover pages and such information is incorporated herein by this reference.

              (c) Except as disclosed in Item 4 herein, there have been no reportable transactions with respect to the Common Shares within the last 60 days by the Reporting Entities.

              (d)  Not applicable.








              (e)  Not applicable.


         Item 6. Contracts, Arrangements, Understandings or Relation-ships With Respect to the Securities of the Issuer.

                   The responses to Item 3 and Item 4 are incorporated herein by this reference.

                   Pursuant to a Registration Rights Agreement, dated as of July 1, 1996, by and among the Company, each Reporting Entity and Court Square Capital Limited (formerly known as Citicorp Capital Investors, Ltd.) (the "Registration Rights Agreement"), the Reporting Entities have the right to have resales of securities of the Company beneficially owned by the Reporting Entities registered, at the Company's expense, under federal and state securities laws. The foregoing description of the Registration Rights is qualified in its entirety by reference to the Registration Rights Agreement, the full text of which is filed as Exhibit 5 hereto and incorporated herein by this reference. Apollo Management received an advisory fee of $1,050,000 for advice provided to the Company and/or its subsidiaries in connection with the Financing. In addition, pursuant to an Indemnity Agreement, dated as of July 1, 1996 (the "Indemnity Agreement"), the Borrowers indemnified the Reporting Entities from and against losses arising from the Company's failure to perform its obligations in connection with, among other things, the Warrants, the Registration Rights Agreement, and the Letter Agreement. The foregoing description of the Indemnity Agreement is qualified in its entirety by reference to the Indemnity Agreement, the full text of which is filed as Exhibit 6 hereto and incorporated herein by this reference.


         Item 7.   Material to be Filed as Exhibits.

                   (1)  Warrant, dated July 1, 1996, to purchase
                        4,558,132 Common Shares, issued by the Company to Fund III.

                   (2) Warrant, dated July 1, 1996, to purchase 272,916 Common Shares, issued by the Company to Overseas Partners.







                   (3) Warrant, dated July 1, 1996, to purchase 168,952 Common Shares, issued by the Company to U.K. Partners.

                   (4)  Letter Agreement.

                   (5)  Registration Rights Agreement.

                   (6)  Indemnity Agreement.







                                    SIGNATURE


                   After reasonable inquiry and to the best of my knowl-edge and belief, I certify that the information set forth in this statement is true, complete and correct and agree that this statement may be filed jointly with Apollo Overseas
         Partners III, L.P. and Apollo (U.K.) Partners III, L.P.


         Dated:  July 11, 1996

                           APOLLO INVESTMENT FUND III, L.P.

                                By:  Apollo Advisors II, L.P.,
                                     its General Partner

                                     By:  Apollo Capital
                                            Management II,  Inc.,
                                          its General Partner



                                          By:   /s/ Michael D. Weiner
                                             Name:  Michael D. Weiner
                                             Title: Vice President







                                    SIGNATURE


                   After reasonable inquiry and to the best of my knowl-edge and belief, I certify that the information set forth in this statement is true, complete and correct and agree that this statement may be filed jointly with Apollo Investment Fund III, L.P. and Apollo (U.K.) Partners III, L.P.


         Dated:  July 11, 1996

                           APOLLO OVERSEAS PARTNERS III, L.P.

                                By:  Apollo Advisors II, L.P.,
                                     its General Partner

                                     By:  Apollo Capital
                                            Management II,  Inc.,
                                          its General Partner



                                          By:   /s/ Michael D. Weiner
                                             Name:  Michael D. Weiner
                                             Title: Vice President







                                    SIGNATURE


                   After reasonable inquiry and to the best of my knowl-edge and belief, I certify that the information set forth in this statement is true, complete and correct and agree that this statement may be filed jointly with Apollo Investment Fund III, L.P. and Apollo Overseas Partners III, L.P.


         Dated:  July 11, 1996

                           APOLLO (U.K.) PARTNERS, III, L.P.

                                By:  Apollo Advisors II, L.P.,
                                     its General Partner

                                     By:  Apollo Capital
                                            Management II,  Inc.,
                                          its General Partner



                                          By:   /s/ Michael D. Weiner
                                             Name:  Michael D. Weiner
                                             Title: Vice President







                                    SCHEDULE I


                   The following sets forth information with respect to the general partners, executive officers, directors and princi-pal shareholders of Fund III, Overseas Partners, U.K. Partners, Advisors, Apollo Capital, Apollo Management, Administration and Management UK. Capitalized terms used herein without definition have the meanings assigned thereto in the Statement to which this Schedule I relates. Except as otherwise indicated in this Schedule I or in the Statement to which this
         Schedule I relates, the principal business address of each person or entity set forth below is c/o Apollo Advisors II, L.P., Two Manhattanville Road, Purchase, New York 10577, and each such person or entity is a citizen of the United States of America.


              The principal business of Advisors is to provide advice regarding investments by the Reporting Entities, and the principal business of Apollo Capital is that of serving as general partner of Advisors.

              The principal occupation of each of Messrs. Leon D. Black and John J. Hannan is to act as an executive officer and director of Apollo Capital. Messrs. Black and Hannan are also limited partners of Advisors. Mr. Black is the President and director of AIF III Management, Inc. ("Management Inc."), the general partner of Apollo Management. Mr. Hannan is a Vice President and director of Management Inc. Management Inc. is principally engaged in the business of serving as general partner of Apollo Management.

              Messrs. Black and Hannan are also founding principals of Apollo Advisors, L.P. ("Apollo Advisors"), Lion Advisors, L.P. ("Lion") and Apollo Real Estate Advisors, L.P. ("AREA"). The principal business of Apollo Advisors and Lion is to provide advice regarding investments in securities and the principal business of AREA is to provide advice regarding investments in real estate and real estate-related investments. The business address of each of Messrs. Black and Hannan is c/o Apollo Management, L.P., 1301 Avenue of the Americas, New York, New York 10019.







              Peter Henry Larder, Michael Francis Benedict Gillooly, Ian Thomas Patrick and Martin William Laidlaw, each of whom is a British citizen, serve as directors of Administration.
              Each of the above four individuals is principally employed by CIBC Bank and Trust Company (Cayman) Limited ("CIBC") in the following positions: Mr. Larder, Managing
              Director; Mr. Gillooly, Deputy Managing Director; Mr. Patrick, Manager-Accounting Services; and Mr. Laidlaw,
              Senior Fund Accountant. CIBC is a Cayman Islands corporation which is principally engaged in the provision of trust, banking and corporate administration services, the principal address of which is Edward Street, Grand Cayman, Cayman Islands, British West Indies. It provides accounting, administrative and other services to Administration pursuant to a contract. Mr. Leon D. Black is the beneficial owner of the stock of Administration.







                                INDEX TO EXHIBITS

              Capitalized terms used herein without definition shall have the meanings ascribed thereto in the Statement to which this Index relates.


         Exhibit
         -------

           (1)          Warrant, dated July 1, 1996, to purchase
                        4,558,132 Common Shares, issued by the Company to Fund III.

           (2) Warrant, dated July 1, 1996, to purchase 272,916 Common Shares, issued by the Company to Overseas Partners.

           (3) Warrant, dated July 1, 1996, to purchase 168,952 Common Shares, issued by the Company to U.K. Partners.

           (4)          Letter Agreement.

           (5)          Registration Rights Agreement.

           (6)          Indemnity Agreement.